May 18, 2026

Brett Hale
Chief Financial Officer
Hyperfine, Inc.
351 New Whitfield Street
Guilford, Connecticut 06437

        Re: Hyperfine, Inc.
            Registration Statement on Form S-3
            Filed May 12, 2026
            File No. 333-295807
Dear Brett Hale:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and Services
cc:    Anne L. Bruno, Esq.